Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Multi Ways Holdings Limited
3E Gul Circle

Singapore 629633

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on October 30, 2024, at 02:00 p.m. Singapore Time (October 30, 2024, at 02:00 a.m. Eastern Time),

The undersigned hereby appoints Lim Eng Hock as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Multi Ways Holdings Limited which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, 6 and 7.

Item 1

By an ordinary resolution, to re-appoint five directors, Mr. Lim Eng Hock, Ms. Lee Noi Geck, Mr. Chan Chin Hoong, Mr. Wong Gang, and Mr. Neo Chin Heng, to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by an ordinary resolution of the shareholders or by a resolution of the remaining directors.

Lim Eng Hock	☐ For	☐ Against	☐ Abstain
Lee Noi Geck	☐ For	☐ Against	☐ Abstain
Chan Chin Hoong	☐ For	☐ Against	☐ Abstain
Wong Gang	☐ For	☐ Against	☐ Abstain
Neo Chin Heng	☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to approve the appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending in December 31, 2024.

	☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to approve and adopt the Company’s 2024 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares.

	☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$100,000 divided into 400,000,000 shares of a nominal or par value of US$2,500,000 divided into 10,000,000,000 shares of a nominal or par value of US$0.00025 each by the creation of an additional 9,600,000,000 shares of a nominal or par value of US$0.00025 each.

	☐ For	☐ Against	☐ Abstain

Item 5	By an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued Ordinary Shares be approved at a ratio of not less than one (1)-for-three (3) and not more than one (1)-for-twenty-five (25) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions.

	☐ For	☐ Against	☐ Abstain

Item 6	, By a special resolution, to approve and adopt the Second Amended and Restated Memorandum and Articles of Association of the Company.

	☐ For	☐ Against	☐ Abstain

Item 7	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six

	☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2024

_______________________________________________
Signature

_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Department

VStock Transfer LLC

Address: 18 Lafayette Pl, Woodmere, NY 11598

Telephone: (212) 828-8436

OR

You may sign, date and submit your Proxy Card by fax to (646) 536-3179

OR

You may sign, date, scan and email your scanned Proxy Card to vote@vstocktransfer.com

OR

You may vote online through the Internet:

1. Go to vstocktransfer.com/proxy at any time 24 hours a day and click on Proxy Voter Login.

2. Login using the control number located in the top right hand corner of this proxy card.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://ts.vstocktransfer.com/irhlogin/I-MULTIWAYSHOLDINGSLTD

Consent to electronic delivery of proxy material: __________________________(email address).